Exhibit 99.1

News Release

For Immediate Release

Contacts:
Bill Newbould	Nick Laudico/Sara Ephraim
Vice President, Investor Relations	The Ruth Group
Eurand N.V.	+1 646-536-7030/7002
+1 267-759-9335	nlaudico@theruthgroup.com
bill.newbould@eurand.com	sephraim@theruthgroup.com
Eurand Reports Recent Developments and
Third Quarter and Year-to-Date 2008 Financial Results
Highlights:
•	Grew third quarter 2008 revenues to EUR 24.6 million ($32.0 million), a 30% increase in constant currency from the third quarter of 2007;

•	Grew year-to-date revenues in 2008 to EUR 72.8 million ($95.0 million), up 23% in constant currency from the same period in 2007;

•	Received $25 million cash payment as part of the $35 million cash settlement of litigation with UCB, Inc.;

•	Submitted to FDA the response to the FDA approvable letter on EUR-1008 (Zentase®); Eurand’s raw material supplier for EUR-1008 is currently in the process of replying to the FDA’s questions regarding the Drug Master File (DMF);

•	Entered into three new co-development contracts with different pharmaceutical companies, bringing the year-to-date total to six new collaborations; and

•	Met with FDA and defined clinical and regulatory development plans for EUR-1025 (once-daily formulation of ondansetron).
AMSTERDAM, Nov. 7, 2008 –Eurand N.V. (NASDAQ: EURX), a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies, today reported strong growth in revenues for the third quarter and nine months ended September 30, 2008.
“The third quarter was another great quarter for Eurand; our revenues grew significantly, and we achieved many important milestones,” said Gearoid Faherty, Chairman and Chief Executive Officer. “In addition, the proceeds from the UCB settlement have significantly strengthened our cash position.” Faherty noted that revenues grew in part due to the strong growth in sales of AMRIX® (Cyclobenzaprine Hydrochloride Extended-Release Capsules) by Eurand’s partner, Cephalon. Cephalon’s sales of AMRIX increased by 20% sequentially, to $20.5 million in the third quarter and were $47.4 million for the nine months in 2008. In further support of AMRIX, Cephalon announced that they intend to expand their sales force detailing this once-daily muscle relaxant by nearly 50% in early 2009, from the current 570 to 840 representatives.
As recently reported, Eurand and Cephalon received two Paragraph IV Certification Notice Letters regarding Abbreviated New Drug Applications submitted to the FDA by Mylan Pharmaceuticals, Inc. and Barr Laboratories, Inc. requesting approval to market and sell a generic version of AMRIX.
On September 5, 2008, Eurand received $25 million in cash from UCB, Inc. as part of the $35 million litigation settlement announced on August 6, 2008. This brings Eurand’s total cash and cash equivalents to EUR 26.6 million ($34.7 million) at September 30, 2008. The settlement also includes $5 million payments on each of the first two anniversaries of the settlement date.
During the third quarter, Eurand submitted its response to the U.S. Food and Drug Administration’s (FDA) approvable letter issued in June 2008 for its development product EUR-1008 (Zentase®), an innovative pancreatic enzyme product (PEP) intended for the treatment of exocrine pancreatic insufficiency. Eurand’s raw material supplier for EUR-1008 is expected to complete its responses in the coming weeks to the FDA’s questions pertaining to the DMF. Based on this timeline and subject to the FDA’s remaining review, Eurand anticipates FDA approval of EUR-1008 in the first quarter of 2009 and launch about 30 to 60 days post-approval.
Also during the third quarter, the Company met with the FDA to define the clinical and regulatory development plans for EUR-1025, a once-daily formulation of Zofran® (ondansetron), an anti-emetic sold by GlaxoSmithKline. Eurand intends to file an Investigational New Drug (IND) application in 2008 to allow for initiation of additional pharmacokinetic studies.
“Submitting our responses to the questions raised in the FDA’s approvable letter for EUR-1008 was an important step toward completing the review process, and we look forward to our raw material supplier completing its responses to the DMF questions soon,” said Gearóid Faherty, Chief Executive Officer. As previously announced, upon receipt of FDA approval, the Company anticipates launching EUR-1008 with its own sales force. “Combined with the expected FDA approval of two other products, EUR 1048 and EUR-1000, the depth of our pipeline and the continued strength and diversity of our base business, we believe Eurand is well positioned for further growth in 2009 and beyond.”
PIPELINE REVIEW:
EUR-1008 – Zentase (pancrealipase capsules)
•	Eurand completed its response in late August 2008 to the agency’s questions raised in the FDA approvable letter received in June 2008. The Company’s raw material supplier for EUR-1008 is currently in the process of completing its responses to questions raised by the FDA related to its DMF. Assuming FDA approval, the Company intends to market EUR-1008 in the U.S. with its own specialty sales force targeting all 120 cystic fibrosis treatment centers as well as key gastroenterologists and pulmonologists.

•	As previously reported, the Company’s Marketing Authorization Application (MAA) for EUR-1008 is eligible for review under the centralized procedure in the European Union, allowing market access to 27 EU member states and 10 years of regulatory market exclusivity. Recently the European Medicines Evaluation Agency (EMEA) issued draft guidance for PEPs; based on the draft guidance, Eurand concluded that it would be prudent to conduct an additional clinical study prior to filing its MAA. The Company now expects to file the MAA with the EMEA in the second half of 2010. Eurand intends to out-license marketing rights to EUR-1008 outside the U.S. and is currently in late-stage negotiations with potential partners in Europe. The Company is also seeking potential partners in Asia.

•	Eurand also noted that a Phase III trial evaluating the safety and efficacy of EUR-1008 in chronic pancreatitis is nearing completion of patient enrollment. The results of this trial are expected to be available in the first half of 2009.
EUR-1025 – Once-Daily Formulation of Ondansetron
•	In early 2008, Eurand announced positive results of a pilot pharmacokinetic study demonstrating bioequivalence to Zofran® when normalized for dose. During the third quarter, Eurand met with the FDA to define the clinical and regulatory pathway for EUR-1025. Based on the outcome of this meeting, the Company intends to file an Investigational New Drug Application (IND) to allow for initiation of additional pharmacokinetic studies in 2008, which it anticipates completing in 2009 as part of a future 505(b)(2) filing for this product.
EUR-1073 – Clipper™ (beclomethasone diproprionate)
•	In April 2008, Eurand was granted an exclusive license by Chiesi Farmaceutici SpA to its gastro-resistant, controlled-release tablet formulation of the corticosteroid, beclomethasone diproprionate, in the U.S. and Canada. Marketed in Europe under the Clipper™ 5 mg tablets brand, EUR-1073 is intended for use in the treatment of ulcerative colitis, one of the two most prevalent forms of inflammatory bowel disease. EUR-1073 was developed using a drug delivery system that targets the lower gastrointestinal tract, providing a sustained release of drug upon delivery that is intended to preserve the efficacy of classical corticosteroids while reducing the risk of the known side effects commonly associated with their use. Chiesi is nearing completion of patient enrollment in a Phase IIIb clinical study in Europe comparing Clipper to the current standard of care in ulcerative colitis. The results of this trial, expected in the second quarter of 2009, will influence the course of Eurand’s future discussions with the FDA regarding a clinical development and regulatory pathway for this product in the U.S.

Eurand has more than 10 other product candidates in various earlier stages of development, both on a proprietary basis and for co-development partners.
Eurand has entered into six co-development agreements to date in 2008 and is in discussions with a number of leading pharmaceutical and biotechnology companies for agreements to develop additional products using its drug formulation technologies.
THIRD QUARTER 2008 FINANCIAL RESULTS
For the three months ended September 30, 2008, total revenues were EUR 24.6 million ($32.0 million). This represents an approximately 30% increase at constant currency from the third quarter of 2007. The growth can be attributed primarily to product sales and royalties from Axcan’s Ultrase® and Cephalon’s Amrix, as well as revenues from Source CF, which Eurand acquired in December 2007. Product sales rose 34% at constant currency to EUR 20.1 million ($26.3 million) in the 2008 third quarter compared with the same period of 2007.
Royalties were EUR 2.0 million ($2.6 million), representing an increase of 103% at constant currency compared with the third quarter of 2007. Development fees were EUR 2.4 million ($3.1 million), down 16% at constant currency from the prior year period. Revenue from development fees can fluctuate from quarter to quarter because a significant portion of fees are recognized upon achievement of development milestones.
Cost of goods sold were EUR14.1 million ($18.4 million) for the three months ended September 30, 2008 resulting in a margin on product sales of approximately 30% for the quarter. Research and development (R&D) expenses were EUR 4.7 million ($6.2 million) for the three months ended September 30, 2008, up 14% at constant currency rates compared with the same period in 2007. Selling, general and administrative (SG&A) expenses of EUR 7.4 million ($9.7 million), increased by 37% at constant currency compared with the third quarter of 2007. This increase was primarily due to the costs associated with the Company’s sales and marketing infrastructure, built partly through the acquisition of Source CF, in preparation for the launch of EUR-1008, as well as other expenses related to the costs of public company compliance and other legal costs.
The settlement of litigation with UCB for $35 million translated at the then exchange rate of approximately EUR 1=$1.43 into a gain of EUR 24.4 million ($31.8 million at the convenience rate; see the note on currency presentation below) which was recorded as income from litigation settlement, a component of our operating income for the quarter.
Operating income in the third quarter of 2008 was EUR 22.5 million ($29.3 million). Excluding the impact of the gain from the above settlement of EUR 24.4 million ($31.8 million at the convenience rate), operating income would have been a loss of approximately EUR 1.9 million ($2.5 million) versus an operating loss of EUR 1.0 million ($1.3 million) in the same period of 2007.
Income from financial items was EUR 115,000 ($150,000) for the three months ended September 30, 2008 versus EUR 109,000 ($142,000) for the same period of 2007.

Tax expense for the third quarter was EUR 1.0 million ($1.3 million). The valuation allowance against our net operating losses (NOLs) was reduced because certain of our subsidiaries incurred taxable income in the period, which enabled them to utilize NOLs. In particular, the operating results of our U.S. subsidiary benefited from the litigation settlement. We estimate that utilization of NOLs incurred in the past limited the tax expense attributable to the gain on the settlement of the litigation with UCB to approximately EUR 758,000 ($988,000) due to Alternative Minimum Tax (AMT) and certain local taxes.
Net income for the third quarter of 2008 was EUR 21.6 million ($28.2 million), or EUR 0.46 per fully diluted share ($0.60 per share). Excluding the impact of the gain attributable to the settlement of approximately EUR 24.4 million ($31.8 million at the convenience rate) and the above estimate of attributable tax expense of approximately EUR 758,000 ($988,000), net income would have been a loss of approximately EUR 2.0 million ($2.7 million), or EUR (0.05) per share ($(0.06) per share), for the third quarter of 2008. This compares with a net loss of EUR 1.1 million ($1.5 million), or EUR (0.03) per share ($(0.03) per share), for the third quarter of 2007.
At September 30, 2008, cash and cash equivalents were EUR 26.6 million ($34.7 million), and debt was EUR 1.0 million ($1.3 million).
YEAR-TO-DATE 2008 FINANCIAL RESULTS
Total revenues were EUR 72.8 million ($95.0 million) for the nine months ended September 30, 2008, an increase of approximately 23% at constant currency rates compared with the first nine months of 2007. The growth can be attributed primarily to product sales and royalties from Axcan’s Ultrase and Cephalon’s Amrix, as well as revenues from Source CF, which Eurand acquired in December 2007. In particular, product sales grew 22% at constant currency to EUR 60.7 million ($79.1 million) year to date in 2008 compared with the same period of 2007. Royalties were EUR 5.4 million ($7.0 million), representing an increase of 108% at constant currency compared with the first nine months of 2007. Development fees were EUR 6.8 million ($8.9 million), up 2% at constant currency from the prior year period.
Cost of goods sold were EUR 39.6 million ($51.7 million) for the nine months ended September 30, 2008, resulting in a margin on product sales of approximately 35% for the period. R&D expenses were EUR 13.2 million ($17.2 million) for the nine months ended September 30, 2008, up 16% at constant currency rates compared with the same period in 2007. SG&A expenses of EUR 23.3 million ($30.3 million) were higher by 68% at constant currency compared with the first nine months of 2007. This increase was primarily due to the costs associated with building the Company’s sales and marketing infrastructure, partly through the acquisition of Source CF, in preparation for the launch of EUR-1008, as well as other expenses related to the costs of public company compliance and other legal expenses including litigation costs.
The settlement of litigation with UCB for $35 million translated at the then exchange rate of approximately EUR1=$1.43 into a gain of EUR 24.4 million ($31.8 million at the convenience rate) which was recorded as income from litigation settlement, a component of our operating income for the nine months to September 30, 2008.

For the nine months in 2008, operating income was EUR 20.1 million ($26.2 million). Excluding the impact of the gain from the above settlement of EUR 24.4 million ($31.8 million), operating income would have been a loss of EUR 4.3 million ($5.6 million) versus operating income of EUR 844,000 ($1.1 million) for the same period of 2007. Income generated from financial items was EUR 365,000 ($476,000) for the nine months ended September 30, 2008 versus an expense of EUR 1.5 million ($1.9 million) for the same period in 2007. The year-over-year comparison reflects the impact of the debt repayment combined with the increase in cash deposits from the proceeds of Eurand’s May 2007 IPO.
Net income was EUR 17.8 million ($23.2 million), or EUR 0.38 per fully diluted share ($0.50 per share), for the first nine months of 2008. Excluding the impact of the gain attributable to the settlement of EUR 24.4 million ($31.8 million at the convenience rate) and the above estimate of attributable tax expenses of approximately EUR 758,000 ($988,000), net income would have been a loss of approximately EUR 5.9 million ($7.6 million), or EUR (0.13) per share ($(0.17) per share). This compares with a loss of EUR 1.6 million ($2.1 million), or EUR (0.04) per pro forma share ($(0.05) per pro forma share), for the same period in 2007.
Attached to this earnings press release are three tables:
1.	Selected consolidated statements of operations for the three months ended September 30, 2008 compared with the same period in 2007

2.	Selected consolidated statements of operations for the nine months ended September 30, 2008 compared with the same period in 2007

3.	Selected balance sheet data
Note on currency presentation
This press release contains translations of euros into U.S. dollars at a convenience rate of EUR 1=$1.304, the noon buying rate at the Federal Reserve Bank of New York on November 5, 2008.
The $35 million gain on the litigation settlement quoted in this press release was recognized in the income statement in September as EUR 24.4 million at the rate of EUR 1=$1.434, the rate at the time of the transaction as required by US GAAP. When the Euro income statement amount is converted to U.S. dollars at the convenience rate of EUR 1=$1.304 used in this press release, the dollar converts to $31.8 million.
Percentage variances quoted in “Constant Currency” represent the increase or decrease recomputed as if euro/dollar exchange rates had been the same in the three months ended September 30, 2008 as they were in the same period in 2007. As a guide, average exchange rates were EUR 1=$1.521 in the nine months to September 30, 2008, EUR 1=$1.345 in the nine months to September 30, 2007, and EUR 1=$1.502 in the three months to September 30, 2008, and EUR 1=$1.376 in the three months to September 30, 2007.
Conference Call Information
Eurand will host a conference call on Friday, November 7, 2008 at 8:30 a.m. Eastern Time, 2:30 p.m. Central Europe Time, covering the third quarter and nine months 2008 financial results.

To participate in the conference call, U.S. participants dial 1-877-407-9039, international participants dial +1-201-689-8470. A replay of the call will be available until December 7, 2008. To participate in the replay of the call, U.S. participants dial 1-877-660-6853, international participants dial +1-201-612-7415. The account number is: 3055; conference ID number: 299594.
A live web cast of the call also will be available from the investor relations section of the company website at www.eurand.com. Following the live webcast, the archived version of the call will be available at the same URL until December 7, 2008.
About Eurand
Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. Eurand has had four products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Eurand’s technology platforms include bioavailability enhancement of poorly soluble drugs, customized release, taste-masking/fast-dissolving formulations and drug conjugation.
Eurand is a global company with facilities in the U.S. and Europe. For more information, visit Eurand’s website at www.eurand.com.
Eurand Forward-Looking Statement
This release, and oral statements made with respect to information contained in this release, constitutes forward-looking statements. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact including, but not limited to, the future and status of our NDA or MAA filing and EUR-1008, enrollment and future plans for our clinical trials, progress of and reports of results from clinical studies, clinical development plans and product development activities. The words “potentially,” “anticipates,” “could,” “calls for” and similar expressions also identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Factors that could affect actual results include risks associated with the possibility that the FDA does not approve our NDA relating to EUR-1008 or additional delays associated with regulatory approvals; the outcome of any discussions with the FDA; and unexpected delays or additional requirements in preparation of materials for submission to the FDA as a part of our NDA filing, including those relating to Eurand’s raw material supplier. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.
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(Tables Attached)

Selected Consolidated Statement of Operations Data

	Three months ended September 30,			% Change
	2008	2008	2007	At current	At constant
	$’000(a)	euro’000	euro’000	currency	currency
Product sales	26,251	20,131	15,853	+27%	+34%
Royalty income	2,625	2,013	1,090	+85%	+103%
Development fees	3,139	2,407	3,052	-21%	-16%

Total revenues	32,015	24,551	19,995	+23%	+30%
Cost of goods sold	(18,358)	(14,078)	(10,999)	+28%	+34%
R & D expenses	(6,186)	(4,744)	(4,329)	+10%	+14%
S,G & A expenses	(9,680)	(7,423)	(5,513)	+35%	+37%
Amortization of intangibles	(278)	(213)	(179)	+19%	+15%
Income from litigation settlement	31,823	24,404	—	n/a	n/a

Operating income (loss)	29,336	22,497	(1,025)	n/a	n/a
Financial income (expense)	150	115	109	+6%	+7%

Income (loss) before taxes	29,486	22,612	(916)	n/a	n/a
Income taxes	(1,324)	(1,015)	(218)	n/a	n/a

Net income (loss)	28,162	21,597	(1,134)	n/a	n/a

Basic net income (loss) per share	$0.62	Euro 0.48	Euro(0.03)
Diluted net income (loss) per share	$0.60	Euro 0.46	Euro(0.03)
Weighted average number of shares used to compute basic EPS	45,062,378	45,062,378	43,864,744

Weighted average number of shares used to compute diluted EPS	46,622,060	46,622,060	43,864,744

	Nine months ended September 30,				% Change
	2008	2008	2007		At current	At constant
	$’000(a)	euro’000	euro’000		currency	currency
Product sales	79,120	60,675	53,387		+14%	+22%
Royalty income	7,002	5,370	2,906		+85%	+108%
Development fees	8,851	6,787	7,369		-8%	+2%

Total revenues	94,973	72,832	63,662		+14%	+23%
Cost of goods sold	(51,680)	(39,632)	(35,546)		+12%	+18%
R & D expenses	(17,179)	(13,174)	(12,030)		+10%	+16%
S,G & A expenses	(30,326)	(23,256)	(14,704)		+58%	+68%
Amortization of intangibles	(1,406)	(1,078)	(538)		+100%	+117%
Income from litigation settlement	31,823	24,404	—		n/a	n/a

Operating income	26,205	20,096	844		n/a	n/a
Financial income (expense)	476	365	(1,473)		n/a	n/a

Income (loss) before taxes	26,681	20,461	(629)		n/a	n/a
Income taxes	(3,493)	(2,679)	(983)		n/a	n/a

Net income (loss)	23,188	17,782	(1,612)		n/a	n/a

Basic net income (loss) per share	$0.52	Euro 0.40	Euro (0.07)

Diluted net income (loss) per share	$0.50	Euro 0.38	Euro (0.07)
Weighted average number of shares used to compute basic EPS	44,689,409	44,689,409	23,178,525

Weighted average number of shares used to compute diluted EPS	46,437,140	46,437,140	23,178,525

Pro forma fully diluted net loss per share	$0.50	Euro 0.38	Euro (0.04	)(b)

Fully diluted pro forma weighted average number of shares	46,437,140	46,437,140	43,861,349	(b)

(a)	Figures in US Dollars are translated from the euro, for convenience, at a rate of 1Euro=$1.304, the noon buying rate at the Federal Reserve Bank of New York on November 5, 2008.

(b)	Presumes the conversion of all Series A preference shares into 32,487,940 ordinary shares and the conversion of all Series C preference shares into 2,029,786 ordinary shares, as if these had occurred on January 1, 2007.

Selected Consolidated Balance Sheet Data

	September 30,		December 31,
	2008	2008	2007
	$’000 (1)	euro’000	euro’000
Cash and cash equivalents	34,701	26,611	12,541
Total debt	1,342	1,029	1,551
Total shareholders’ equity (deficit)	136,576	104,736	81,067

(1)	Figures in US Dollars are translated from the euro, for convenience, at a rate of 1Euro=$1.304, the noon buying rate at the Federal Reserve Bank of New York on November 5, 2008.